File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the

“Act”) for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

WisdomTree Asset Management, Inc.

WisdomTree Trust

Attn: Ryan Louvar

380 Madison Avenue, 21st Floor

New York, NY 10017

Please send all communications to:

W. John McGuire, Esq.

Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Page 1 of 14 pages (including exhibits)

As filed with the Securities and Exchange Commission on December 6, 2013

I. INTRODUCTION

A. Summary of Application

In this application (“Application”), WisdomTree Trust (the “Trust”) and WisdomTree Asset Management, Inc. (“Current Adviser” and, together with the Trust, “Applicants”) 1 apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).

The Order, if granted, would permit:

(a) foreign management investment companies and unit investment trusts (“UITs”) regulated by applicable local authorities under the securities laws of the applicable jurisdiction but not registered in the U.S. under the Act that are not advised or sponsored by the Adviser (defined below), and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (defined below) (such investment companies are referred to as “Foreign Investing Management Companies,” such UITs are referred to as “Foreign Investing Trusts,” and Foreign Investing Management Companies and Foreign Investing Trusts are collectively referred to as “Foreign Funds”), to acquire shares of the Funds (“Shares”) beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

(b) the Funds, and any principal underwriter for the Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Foreign Funds beyond the limits of Section 12(d)(1)(B) of the Act.

Applicants believe that the requested exemption is consistent with the public interest and the protection of investors. The relief requested will be referred to herein as “Relief.”

Applicants request that the Order apply to the Current Funds (defined below) and any additional series of the Trust, and any other open-end management investment company or series thereof, that may be created in the future (“Future Funds” and together with the Current Funds, “Funds”) that operate as exchange traded funds (“ETFs”). Any Future Fund will (a) be advised by the Current Adviser or an entity controlling, controlled by, or under common control with the Current Adviser (each, an “Adviser”) and (b) comply with the terms and conditions of this Application.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II. BACKGROUND

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust offers and sells Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”). The Trust currently offers a number of Funds (the “Current Funds”). Each Fund operates or will operate as an ETF and issues its shares in large aggregations only (“Creation Units”) (e.g., at least 25,000 Shares). The Trust is managed by a board of trustees (the “Board”).

[1]

All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

B. The Current Adviser

WisdomTree Asset Management, Inc. is the investment adviser to the Funds. The Current Adviser is a Delaware corporation, with its principal office located at 380 Madison Avenue, 21st Floor, New York, NY 10017. The Current Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser, subject to the oversight and authority of the Board, develops or will develop the overall investment program for each Fund.2 The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, serve as portfolio managers for the Funds. The Adviser compensates any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract. Under the Adviser’s supervision, each Sub-Adviser manages the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Adviser to a Fund is either registered under the Advisers Act or is not required to register thereunder.

C. The Distributor

ALPS Distributors, Inc., a Colorado corporation, with its principal address located at 1290 Broadway, Suite 1100, Denver, Colorado 80203, will serve as the principal underwriter and distributor for each of the Funds (the “Distributor”). The Distributor distributes Shares on an agency basis. The Distributor, or any other future principal underwriter and distributor to Future Funds (“Future Distributor”), for each Fund will comply with the terms and conditions of this Application. The Distributor is not, and no Future Distributor will be, affiliated with any Exchange.

D. The Need for Exemptive Relief

Applicants have been approached by a third party who proposes to organize a foreign investment company in a country outside of the U.S., to be regulated by the local authorities under the applicable local securities laws of that country, but not registered in the U.S. under the Act (the “Anticipated Fund”). In order to provide investors in this foreign country with the opportunity to invest in one of the Funds, the Anticipated Fund proposes to invest in such Fund.3 The Applicants anticipate other Foreign Funds to invest in the Funds in the future, either as part of a master-feeder arrangement or as an underlying investment in a fund of funds structure. Each Foreign Fund that is the subject of this Application will not offer or sell securities in the United States or to any “U.S. Person”4 and its

[2]	The term “Board” also includes any board of directors or trustees of a Future Fund, if different.
[3]	It is expected that the Anticipated Fund will invest 100% of its assets in a Fund in a “master-feeder arrangement”. Other Foreign Funds that invest in the Funds in the future may invest less than 100% of their assets.
[4]

For purposes of this Application, Applicants define “U.S. Person” to include all persons enumerated in Rule 902(k) under Regulation S. As defined in Rule 902(k), the term “U.S. Person” includes, among others, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (viii) any foreign partnership or corporation formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act of 1933, unless organized, incorporated and owned by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

transactions with its shareholders will be consistent with the definition of “offshore transactions” in Regulation S under the Securities Act of 1933, as amended. Applicants currently expect that the Foreign Funds will either not have a “principal underwriter” (as defined in Section 2(a)(29) of the Act) or, if a Foreign Fund has a principal underwriter, that such principal underwriter will not be a broker or dealer registered under the 1934 Act or a person controlled by such broker or dealer.

Applicants request that the relief requested in this Application apply to any future foreign investment companies which will operate in substantially similar fashion as the Foreign Funds (“Future Foreign Funds”). Any Future Foreign Funds seeking to rely on any relief granted pursuant to this Application will be subject to the same terms and conditions stated in this Application.

III.	RELIEF REQUESTED RELATED TO THE PURCHASE AND SALE OF THE FUNDS SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(D)(1) OF THE ACT.

Applicants seek an Order from the Commission permitting both Foreign Investing Management Companies and Foreign Investing Trusts to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Foreign Funds in excess of the limits of Section 12(d)(1)(B) of the Act.

The 12(d)(1) Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Foreign Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) as set forth in this Application are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

IV. REQUEST FOR ORDER

A. Legal Analysis: Section 12(d)(1) Relief

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act. Applicants request an exemption to permit Foreign Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Foreign Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

Section 12(d)(1)(A) of the Act prohibits an investment company from acquiring securities of another investment company if such securities represent (i) more than 3% of the total outstanding voting stock of the acquired company, (ii) more than 5% of the total assets of the acquiring company, or (iii) together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company (i) if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or (ii) if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The language of Section 12(d)(1) applies to all “investment companies,” including investments in Funds by offshore funds.5 Congress was concerned that an offshore fund may, by virtue of a large ownership interest in a Fund, improperly influence fund management.6 Consequently, a Foreign Fund is prohibited from investing its assets in shares of a Fund in excess of the limits imposed by Section 12(d)(1)(A) (and a Fund is prohibited from selling its shares to a Foreign Fund in excess of such limits), absent an exemption. Applicants note that the staff of the Division of Investment Management has previously granted no-action relief that would allow a foreign investment company to acquire shares of a Fund in excess of the limitations of Sections 12(d)(1)(A)(ii) and (iii) of the Act.7 However, such no-action relief remained subject to the condition that such foreign investment companies would comply with the limitation of Section 12(d)(1)(A)(i) of the Act, which means that a Foreign Fund may not acquire more than 3% of any Fund’s shares in reliance on the relief granted in the Dechert Letter. Applicants, however, expect that a Foreign Fund’s investment in a Fund may result in such Foreign Fund acquiring more than 3% of the shares of the applicable Fund. Thus, Applicants do not anticipate that the Foreign Funds would necessarily be eligible to rely on the relief granted in the Dechert Letter.

Section 12(d)(1)(E) of the Act provides an exclusion from the limitations of Sections 12(d)(1)(A) and (B) that applies to an investment company if the only investment security held by that investment company are shares of a Fund. That exclusion, however, is only available if, among other conditions, the depositor or principal underwriter of such investment company is a broker or dealer registered as such under the Securities Exchange Act of 1934, or is a person controlled by such a broker or dealer. Applicants do not anticipate that the Foreign Funds would have such a depositor or principal underwriter, and thus would not fit within the exclusion provided in Section 12(d)(1)(E). Section 12(d)(1)(F) also provides an exclusion from the limitations of Sections 12(d)(1)(A) and (B), but imposes its own 3% limit, similar to the limitations in 12(d)(1)(A)(i) and (B)(i). Thus, Applicants do not anticipate that the Foreign Funds would fit within the exclusion. Finally, Section 12(d)(1)(G) provides an exclusion from the limitations of Sections 12(d)(1)(A) and (B), but that exclusion is not available to funds that are not registered under the Act, such as the Foreign Funds. Consequently, Applicants believe that absent the exemptive relief requested herein, the proposed transactions between the Funds and the Foreign Funds would be prohibited by Section 12(d)(1) of the Act.

1. Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)8 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any

[5]	See Investment Company Amendments Act of 1970, Pub. L. No. 91-547, §7, 84 Stat. 1417 (codified at 15 U.S.C. 80a-12(d)(1)(a)).
[6]	See 17 CFR Parts 239, 270, and 274, Funds of Funds Investments, Release Nos. 33-8712; IC-27399; File No. S7-18-03 (stating that in the case of unregistered investment companies (such as Foreign Funds) the full restrictions of 12(d)(1)(A) and 12(d)(1)(B) apply).
[7]	See Dechert LLP (publicly available August 24, 2009) (the “Dechert Letter”).
[8]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment company investing in other investment companies are not repeated.”9 Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that each Foreign Fund enter into a Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.10

2. Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.11 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.12 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . .13

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).14 These new abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”). 15

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure

[9]	Id.
[10]	Id.
[11]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).
[12]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[13]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[14]	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[15]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

that the Foreign Funds comply with any terms and conditions of the requested relief by requesting that a Foreign Fund enter into a written agreement (“Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The Participation Agreement will require the Foreign Fund to adhere to the terms and conditions of the Requested Order.

The concerns of Congress which led to the enactment of the protections of Section 12(d)(1)(A)(ii) and (iii) were those intended solely to protect acquiring funds and their shareholders. Thus, Sections 12(d)(1)(A)(ii) and (iii) limit an acquiring fund from investing more than 5% of its assets in any one fund, or 10% of its assets in all investment companies. Provided that the Foreign Funds do not offer or sell their shares to U.S. Persons (as previously described herein), Applicants believe that the Commission should have no regulatory interest in enforcing those provisions for the protection of foreign shareholders.16

Applicants also believe that non-U.S. Persons invested in the Foreign Funds have no expectation of protection from the U.S. federal securities laws. Non-U.S. Persons would reasonably expect that any investment restriction applicable to the percentage of their fund’s assets invested in other investment companies would be governed by the laws of their country of residence, not the United States. If a foreign government or regulator is concerned about the potential duplication of costs and the complexity of fund of funds structures, it is free to adopt its own limit on the Foreign Funds’ investments in other investment companies to the extent it deems necessary for the protection of its resident investors.

B. Description of Conditions

Condition 1 limits the ability of a Foreign Fund’s Advisory Group or a Foreign Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Foreign Fund’s Advisory Group” is defined as the Foreign Fund’s adviser, or sponsor, any person controlling, controlled by, or under common control with such adviser or sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Foreign Fund’s adviser, sponsor, or any person controlling, controlled by, or under common control with such adviser or sponsor. For purposes of this Application, a “Foreign Fund’s Sub-Advisory Group” is defined as any Foreign Fund’s sub-adviser, any person controlling, controlled by, or under common control with the sub-adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the sub-adviser or any person controlling, controlled by or under common control with the sub-adviser. The condition does not apply to the Foreign Fund’s Sub-Advisory Group with respect to a Fund for which the Foreign Fund’s sub-adviser or a person controlling, controlled by, or under common control with the Foreign Fund’s sub-adviser acts as the investment adviser within the meaning of Section 2(a) (20)(A) of the Act.

[16]

See the Dechert Letter. Applicants recognize that over time a Foreign Fund could contain U.S. Persons due to shareholders relocating to the U.S. Applicants believe, and the Staff has previously stated, that a U.S. regulatory interest in a Foreign Fund does not arise simply because Foreign Fund shareholders subsequently relocate to the U.S. The Staff has previously granted no-action relief under Section 7(d) of the 1940 Act to a foreign investment company that was concerned about exceeding the statutory limitation of permissible U.S. resident shareholders due to Canadian shareholders relocating to the U.S. (See Investment Funds Institute of Canada (publicly available March 4, 1996) (“IFIC Letter”)) The Staff stated in the IFIC Letter that “[t]he legislative history of the 1940 Act indicates that, despite Section 7(d), Congress anticipated that there would be some ‘leakage’ of Foreign Feeder Fund securities into the United States. This legislative history appears to support the view that a valid U.S. regulatory interest in a Foreign Feeder Fund would not arise simply because foreign purchasers of securities of a Foreign Feeder Fund subsequently relocate to the United States. Regulatory concern under the Investment Company Act is, in our view, more appropriately triggered by activities undertaken by or on behalf of a foreign investment company, rather than by activities of the company’s securityholders that occur outside the influence of the company or its affiliates.”

Condition 2 prohibits Foreign Funds and Foreign Fund Affiliates from causing an investment by a Foreign Fund in a Fund to influence the terms of services or transactions between a Foreign Fund or a Foreign Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Foreign Fund Affiliate” is defined as the Foreign Fund adviser, Foreign Fund sub-adviser, sponsor, promoter and principal underwriter of a Foreign Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions 3, 4, 5, and 6 are specifically designed to address the potential for a Foreign Fund and certain affiliates of a Foreign Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Foreign Fund adviser, Foreign Fund sub-adviser, employee or sponsor of the Foreign Fund, or a person of which any such officer, director, member of an advisory board, Foreign Fund adviser or Foreign Fund sub-adviser, employee or sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition 7 is intended to insure that a Fund’s Board and the Adviser, as well as the Foreign Fund’s board of directors and investment adviser, or trustee and sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Participation Agreement which must be in effect between the Fund and a Foreign Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund may choose to reject any direct purchase of Creation Units by a Foreign Fund. To the extent a Foreign Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the Participation Agreement prior to any investment by a Foreign Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Foreign Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a Participation Agreement with a Foreign Fund.

Condition 9 is designed to enable the SEC staff to be able to monitor for compliance by the Foreign Funds with the terms and conditions of the Order.

Condition 10 is designed to prevent the sale of shares of the Foreign Funds to any U.S. Person.

A Foreign Fund may rely on the Order only to invest in the Funds and not in any other registered investment company. The Participation Agreement also will include an acknowledgement from the Foreign Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company. No Fund relying on the 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act, other than the India Portfolio

(defined below) or any similar wholly-owned subsidiary,17 in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling a Foreign Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. Applicants note that certain ETFs now trading, including the series of the Trust, have been operating under orders granting relief that is similar to the 12(d)(1) Relief requested in this Application. In those instances, instead of Foreign Funds, the relief applies to U.S. registered management companies and UITs investing in shares of other investment companies beyond the limits of Section 12(d)(1)(A) and (B) of the Act.18 Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Foreign Funds should be the same. Further, because the Foreign Funds will not be sold to U.S. Persons, Applicants believe the Commission need only focus on the impact the requested relief would have on the Funds and their shareholders. Consequently, several of the specific conditions applicable to sales to other registered investment companies beyond the limits of Section 12(d)(1)(A) and (B) of the Act are not applicable to sales to Foreign Funds.

V. EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

1.	The members of a Foreign Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Foreign Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Foreign Fund’s Advisory Group or the Foreign Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Foreign Fund’s Sub-Advisory Group with respect to a Fund for which the Foreign Fund’s Sub-Adviser or a person controlling, controlled by or under common control with the Foreign Fund’s Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Foreign Fund or Foreign Fund Affiliate will cause any existing or potential investment by the Foreign Fund in a Fund to influence the terms of any services or transactions between the Foreign Fund or Foreign Fund Affiliate and the Fund or a Fund Affiliate.

3.	Once an investment by a Foreign Fund in the securities of a Fund exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-

[17]	The WisdomTree India Earnings Fund (“India Fund”) currently invests in a wholly-owned subsidiary, the WisdomTree India Investment Portfolio (“India Portfolio”) in order to take advantage of favorable tax treatment by the Indian government pursuant to a taxation treaty between India and Mauritius. Applicants seek that the Order be substantially similar to the prior 12(d)(1) relief obtained by the Applicants, so that Foreign Funds can purchase shares of the India Fund even though the India Fund exceeds the limitations of Section 12(d)(1)(A) by investing its assets in its wholly-owned subsidiary, the India Portfolio,
[18]	See, e.g., iShares Trust, et. al., Investment Company Act Release Nos. 25469 (March 21, 2003)(notice) and 26006 (April 15, 2003)(order).

interested Board members”), will determine that any consideration paid by the Fund to the Foreign Fund or a Foreign Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

4.	No Foreign Fund or Foreign Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

5.	The Board of a Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Foreign Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Foreign Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

6.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Foreign Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

7.	Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Foreign Fund and the Trust will execute a Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Foreign Fund will notify the Fund of the investment. At such time, the Foreign Fund will also transmit to the Fund a list of the names of each Foreign Fund Affiliate and Underwriting Affiliate. The Foreign Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Foreign Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

8.	No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act other than the India Portfolio or any similar wholly-owned subsidiary, except to the extent the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

9.	As a term of the Participation Agreement, each Foreign Fund will agree to cooperate fully to make available to the SEC staff for inspection or copying its books and records and, to the extent it is prohibited by applicable law from doing so, it will use its best efforts to secure permission to do so.

10.	As a term of the Participation Agreement, the Foreign Funds will agree to not offer or sell securities in the United States or to any U.S. Person and its transactions with its shareholders will be consistent with the definition of “offshore transactions” in Regulation S under the Securities Act of 1933, as amended.

VI. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.

202-373-6799

Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Jonathan Steinberg is authorized to sign and file this document on behalf of the Current Adviser pursuant to the general authority vested in him as Chief Executive Officer.

Jonathan Steinberg, President of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted in substantially and materially the following form by the board of the Trust on September 19, 2013.

RESOLVED, that the Board of Trustees (the “Board”) of WisdomTree Trust (the “Trust”) hereby authorizes in the name and on behalf of the Trust the preparation, execution and filing with the Securities and Exchange Commission (“SEC”) of an Application for an Order of Exemption under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) for an exemption to permit the purchase and sale of shares of the Trust to foreign investment companies beyond the limitations of Section 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the foregoing resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Section 12(d)(1)(J) of the Act granting the Relief requested by this Application.

Dated as of: December 6, 2013

WisdomTree Asset Management, Inc.

By: /s/ Jonathan Steinberg
Jonathan Steinberg
Chief Executive Officer

WisdomTree Trust

By: /s/ Jonathan Steinberg
Jonathan Steinberg
President

Verifications

The undersigned states that (i) he has duly executed the attached Application for and on behalf of WisdomTree Asset Management, Inc.; (ii) that he is the Chief Executive Officer thereof; and (iii) all action by members, trustees, and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

WisdomTree Asset Management, Inc.

By:	/s/ Jonathan Steinberg
Jonathan Steinberg
Chief Executive Officer
Dated as of: December 6, 2013

The undersigned states that (i) he has duly executed the attached Application for and on behalf of WisdomTree Trust; (ii) that he is a President thereof; and (iii) he is authorized to execute and file such instrument. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

WisdomTree Trust

By:	/s/ Jonathan Steinberg
Jonathan Steinberg
President
Dated as of: December 6, 2013